FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under Rule 16.13 of the UK Listing Authority Listing Rules.

Following the acquisition of Household International, Inc. ("Household") by the Company, outstanding options over Household shares granted (for nil consideration) have been converted into options to acquire HSBC Holdings plc ordinary shares of US$0.50 each ("HSBC shares"). On his appointment as a Director of the Company Mr W F Aldinger had an interest in options over 13,136,925 HSBC shares, including options over 1,688,594 HSBC shares held by Aldinger Investments, L.P. Aldinger Investments, L.P. also held 325,010 HSBC shares, in which W F Aldinger had an interest. As part of a reorganisation of W F Aldinger's interests in HSBC shares, on 16 May 2003 Aldinger Investments, L.P. transferred its options over 1,688,594 HSBC shares to W F Aldinger and transferred 325,010 HSBC shares to Aldinger 2000 Special Trust, of which W F Aldinger is a beneficiary. The overall interests of W F Aldinger in HSBC shares (including shares under option) is unchanged by this reorganisation of his share interests.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 16, 2003